UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 14 November, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 13 November 2023: Resignation of Mr Sipho Nkosi as Chairman and non-executive director of Sasol Limited.

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

RESIGNATION OF MR SIPHO NKOSI AS CHAIRMAN AND NON-EXECUTIVE DIRECTOR OF SASOL LIMITED

Shareholders are advised in terms of paragraph 3.59 of the JSE Listings Requirements that Mr Sipho Nkosi has stepped down as Chairman and non-executive director of Sasol Limited on 10 November 2023. Mr Nkosi came to the conclusion that, while he was comfortable that he would be able to comply with the conflict of interest requirements of the Companies Act, 2008 (Act No. 71 of 2008) and of the Company, he was concerned that some of his business interests may be perceived to place him in conflict with the interests of Sasol.

The Board has appointed Mr Stephen Westwell, currently non-executive and lead independent director, as pro tem Chairman of the Board of Sasol Limited, with effect from 11 November 2023. The Nomination and Governance Committee will in due course nominate a successor for the role of chairman in line with its formal succession plan.

Mr Westwell said: *"The Board commends Mr Nkosi for the leadership he has provided to the Board leading to the determination of the Future Sasol strategy and its implementation. The Board of directors thank Mr Nkosi for his dedication during his tenure as Chairman of the Board and wish him well for the future."*

13 November 2023
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 November 2023

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary